David Peinsipp T: (415) 693 2177 dpeinsipp@cooley.com

October 7, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Brittany Ebbertt
Kathleen Collins
Re:    WM Technology, Inc.
Form 10-K for the Year Ended December 31, 2023
File No. 001-39021
Ladies and Gentlemen:
On behalf of WM Technology, Inc. (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2024 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K, as filed with the Commission on May 24, 2024, and such amendment filed with Commission on August 30, 2024 (the “Form 10-K”).
For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.
Form 10-K for the year ended December 31, 2023
Item 1. General
1.    Please tell us your consideration to provide the disclosures required by Item 402(w) of Regulation S-K as it relates to accounting restatements to your financial statements for each of the first three quarters in fiscal 2023 that you were required to prepare.
Response: The Company respectfully acknowledges the Staff’s comment and notes that variable incentive compensation for its executive officers is calculated and paid based on year-end financial results, including year-end Revenue and year-end Adjusted EBITDA targets, which are not finalized until the Company’s year-end financial close processes and audit have been completed. For fiscal 2023, the Company based its determination of variable incentive compensation for its executive officers based on the Company’s 2023 year-end financial results for Revenue and Adjusted EBITDA. As described in the Form 10-K, the variable component of the Company’s executive compensation program consists of cash-based bonus opportunities and long-term incentive compensation, including in the form of performance-based restricted stock units (“PRSUs”). As described in the Form 10-K, cash-based bonus opportunities for 2023 were delivered
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U.S. Securities and Exchange Commission October 7, 2024 Page Two

through a short-term incentive plan (“STIP”) and achievement of bonus amounts under the STIP were based on the Company’s 2023 year-end Revenue and 2023 year-end Adjusted EBITDA. PRSUs that were outstanding during fiscal 2023 had performance goals based on 2023 year-end Revenue and 2023 year-end Adjusted EBITDA. Accordingly, the Company’s determination of whether any performance goals were achieved with respect to the STIP or outstanding PRSUs took place at the end of fiscal 2023, after taking into account any adjustments to the first three quarters of 2023 that resulted from the restatement.
Accordingly, the restatement of the Company’s financial statements for each of the first three quarters of fiscal year 2023 in the Form 10-K did not impact the Company’s executive compensation payments because the variable portion of the Company’s executive compensation payments was calculated and finalized based on financial results provided in the Company’s year-end financial statements. As a result, the Company’s Compensation Committee determined that there were no payments required to be pursued under the Company’s Incentive Compensation Recoupment Policy nor was any disclosure required by Item 402(w) of Regulation S-K as there was no erroneously awarded compensation.
Please contact me at (415) 693-2177 with any questions or further comments regarding our responses to the Staff’s comments.
Sincerely,
/s/ David Peinsipp
David Peinsipp
cc:     Susan Echard, WM Technology, Inc.
Brian Camire, WM Technology, Inc.
Kristin VanderPas, Cooley LLP
Peter Byrne, Cooley LLP
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